QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934, as Amended
 Amendment No. 11
(Amending and Restating the Original Schedule 13D and Amendments No. 1 through 10)*

Information to Be Included in Statements Filed Pursuant
To Rule 13d-1(a) and Amendment Thereto Filed Pursuant to Rule 13d-2(a)

Tipperary Corporation
(Name of Issuer)

Common Shares, $0.02 par value per share
(Title of Class of Securities)

888002300
(CUSIP Number)

Lawrence M. Mages
Merrick D. Hatcher
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3300
Chicago, Illinois 60606
(312) 372-1121
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2001
(Date of Event That Requires Filing of This Statement)

        If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box  ☐.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No.            888002300

            Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Slough Estates USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 25,738,844

8	SHARED VOTING POWER 0

9	SOLE DISPOSITIVE POWER 25,522,273

10	SHARED DISPOSITIVE POWER 216,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,522,273

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%

14	TYPE OF REPORTING PERSON (See Instructions) CO

13D

CUSIP No.            888002300

            Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Slough Trading Estate Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England, and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 25,738,844

8	SHARED VOTING POWER 0

9	SOLE DISPOSITIVE POWER 25,522,273

10	SHARED DISPOSITIVE POWER 216,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,522,273

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%

14	TYPE OF REPORTING PERSON (See Instructions) OO

13D

CUSIP No.            888002300

            Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Slough Estates plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 25,738,844

8	SHARED VOTING POWER 0

9	SOLE DISPOSITIVE POWER 25,522,273

10	SHARED DISPOSITIVE POWER 216,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,522,273

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%

14	TYPE OF REPORTING PERSON (See Instructions) HC

Page 5 of 9 Pages

        This Amendment No. 11 relates to the Statement on Schedule 13D originally on October 16, 1986, as amended by Amendments No. 1 through 10. All Items of the original Statement, as amended, are hereby amended and restated in their entirety as follows:

ITEM 1.    SECURITY AND ISSUER

        This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.02 per share (the "Common Stock"), of Tipperary Corporation, a Texas corporation (the "Issuer"), whose principal executive office is located at 633 Seventeenth Street, Suite 1550, Denver, Colorado 80202.

ITEM 2.    IDENTITY AND BACKGROUND

        (a).    This statement is being filed on behalf of (i) Slough Estates USA Inc., a Delaware corporation; (ii) Slough Trading Estate Limited, a United Kingdom limited company; and (iii) Slough Estates plc, a United Kingdom public limited company (together "Slough Estates" or the "Reporting Person").

        (b).    The address of Slough Estates USA Inc.'s principal business is 444 N. Michigan Avenue, Suite 3230, Chicago, Illinois 60611. The principal business address of both Slough Trading Estate Limited and Slough Estates plc is 234 Bath Road, Slough, Berkshire, SL1 4EE, England, United Kingdom.

        (c).    The principal business of the Reporting Person is real estate investment.

        (d).    Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(d).

        (e).    Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(e).

        (f).    To the Reporting Person's knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United Kingdom, except for Marshall Lees and I.W. Finlay, who are Canadian citizens, and Stephen Howard, Douglas Kramer, Randell W. Rohner, William Rogalla, and Peter H. Fritts, each of whom are citizens of the United States.

        Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person as of the date hereof.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On October 16, 1986, the Reporting Person acquired 11,300,000 shares of Common Stock, par value $0.10 per share, and 1 share of series B cumulative preferred stock, par value $1.00 per share, of the Issuer ("Preferred Stock"), as part of a debt restructuring and exchange agreement by and between the Issuer and Double-Double Partners II, a joint venture ("Double-Double") and an indirect subsidiary of the Reporting Person, and, through Slough Parks Incorporated, a Delaware corporation and a wholly owned subsidiary of the Reporting Person, three warrants for 6,153,846; 5,000,000; and 1,000,000 shares of Common Stock, par value $0.10 per share (respectively, the "First J/V Warrant," "Second J/V Warrant," and "Third J/V Warrant," and together the "1986 Warrants"). Slough Parks Incorporated was the majority partner in SDK Industrial Parks, a joint venture, which in turn was a majority partner in Double-Double. The Reporting Person, through its subsidiaries and joint ventures, paid for these shares of Common Stock, Preferred Stock, and 1986 Warrants with a combination of its working capital and funds drawn under a line of credit and through the purchase and exchange of approximately $16,000,000 in outstanding notes of the Issuer for approximately $4,361,301.84, and the subsequent exchange of such notes with the Issuer for a promissory note in the amount of $4,361,301.84 in addition to the above securities.

Page 6 of 9 Pages

        On December 4, 1986, the Reporting Person, through its subsidiaries, SDK Industrial Parks and Double-Double, loaned the Issuer $8,800,000 out of its working capital in exchange for promissory notes secured by a second lien on substantially all the assets of the Issuer (the "December 1986 loan").

        On February 24, 1987, the Preferred Stock was automatically converted into 41,145,775 shares of Common Stock, par value $0.001 per share, as the result of an amendment to the Issuer's articles of incorporation, which also changed the par value from $0.10 to $0.001 per share.

        On November 24, 1989, Douglas Miller, one of the partners in Double-Double, withdrew from the partnership and took 3,000,000 shares of Common Stock, par value $0.001 per share, as satisfaction of his interest. In connection therewith, Miller gave SDK Industrial Parks an irrevocable proxy and right of first refusal with regard to those 3,000,000 shares.

        On January 15, 1990, the First J/V Warrant and Second J/V Warrant expired and Mr. Miller sold the 3,000,000 shares of Common Stock, par value $0.001 per share, that were the subject of SDK Industrial Parks' irrevocable proxy. On the same date SDK Industrial Parks liquidated and transferred its assets to SDK INCORPORATED ("SDK"). Also on January 15, 1990, Texland Oil, Inc., a Delaware corporation and a previously acquired, wholly owned subsidiary of SDK Industrial Parks ("Texland"), acquired approximately 62,350,280 shares of Common Stock from the Issuer in exchange for debt retirement of approximately $6,337,000. Additionally, on the same date, the Reporting Person, through its subsidiaries and Double-Double, forgave $1,000,000 in accrued but unpaid interest on the December 1986 loan of $8,800,000 in exchange for 10,000,000 shares of Common Stock.

        On January 24, 1990, the Issuer completed a 20-for-1 reverse stock split and changed the par value of its common stock from $0.001 to $0.02 per share, the effect of which was that the Reporting Person owned 6,139,802 shares of Common Stock: 3,117,514 shares through its ownership of Texland and 2,972,288 shares (plus 50,000 shares through the Third J/V Warrant), through its one hundred percent ownership of Slough Parks Incorporated, and in turn, Slough Parks Incorporated's position of majority owner of SDK Industrial Parks and, in turn, SDK Industrial Parks' position of majority owner of Double-Double.

        On November 10, 1991, the Third J/V Warrant expired.

        On August 3, 1992, Double-Double sold 89,000 shares of Common Stock at $2.875 per share.

        On June 8, 1993, Double-Double sold 1,100,000 shares of Common Stock at $4.625 per share.

        On July 31, 1995, Double-Double was dissolved and 1,564,835 shares of Common Stock were distributed to SDK Industrial Parks and 218,453 shares of Common Stock were distributed to James McAuley. Mr. McAuley in turn transferred 216,571 shares of Common Stock and an irrevocable proxy to SDK Industrial Parks as collateral on a non-interest-bearing note for $1,082,854.

        On September 29, 1997, Slough Parks Incorporated was merged with and into Slough Parks Holding, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person, which, in turn, changed its name to Slough Parks Incorporated.

        October 30, 1997, SDK Industrial Parks was merged with and into Slough Parks Incorporated.

        On February 25, 1998, Slough Parks Incorporated changed its name to Slough Estates USA Inc. (hereinafter, "Slough Estates USA").

        On December 22, 1998, in connection with a debt and equity refinancing of the Issuer, Slough Estates USA purchased 2,000,000 shares of Common Stock, along with a warrant for an additional 500,000 shares of Common Stock ("Warrant A"), and a ten-percent interest in Tipperary Oil & Gas (Australia) Pty. Ltd., a wholly owned subsidiary of the Issuer, for an aggregate purchase price of $4,000,000, and provided an additional $7,700,000 to the issuer in the form of a loan. The funds to pay for both the equity and debt financing were taken from the working capital of Slough Estates USA.

Page 7 of 9 Pages

        On December 17, 1999, Texland was merged with and into Slough Estates USA.

        On December 23, 1999, Slough Estates USA purchased, with funds obtained from its working capital, 6,329,114 shares of 1999 series A convertible cumulative preferred stock, par value $1.00 per share, of the Issuer ("Convertible Preferred Stock") for $10,000,000 and immediately converted 2,900,000 of those shares into 2,900,000 shares of Common Stock. In connection with this transaction, the Issuer issued another warrant to Slough Estates USA for 1,200,000 shares of Common Stock ("Warrant B").

        On February 29, 2000, Slough Estates USA converted the remaining 3,429,114 shares of Convertible Preferred Stock into the same number of shares of Common Stock.

        On October 24, 2001, the Issuer made a rights offering to its shareholders (the "Rights Offering") of one right for every 1.551 shares of Common Stock owned at the subscription price of $1.85 per share offered (the "Basic Subscription Privilege"). Additionally, once any shareholder had exercised its Basic Subscription Privilege, the Rights Offering entitled the shareholder to subscribe for additional shares that other shareholders had not purchased under their Basic Subscription Privilege (the "Oversubscription Privilege").

        On November 30, 2001, under the Rights Offering, Slough Estates USA subscribed for 8,389,081 shares of Common Stock at an aggregate subscription price of $15,519,800 pursuant to its Basic Subscription Privilege. On the same date, Slough Estates USA subscribed to an additional 2,421,729 shares of Common Stock for an aggregate of $4,480,200 under the Oversubscription Privilege. Slough Estates USA paid for the aggregate subscription of 10,810,810 shares of Common Stock in part out of its working capital, and in part with retirement of $17,500,000 in loans previously made to the Issuer.

ITEM 4.    PURPOSE OF TRANSACTION

        (a).    The purchases of the shares reported in this Schedule 13D, as amended, were made for the purpose of making an investment in the Issuer. Consistent with such purpose, the Reporting Person has had, and expects to continue to have, discussions with management of the Issuer concerning the Issuer and its investment in the Issuer. The Reporting Person may also engage in such discussions with other shareholders of the Issuer.

        The Reporting Person may, in the future, purchase additional shares of Common Stock or other securities of the Issuer depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, the Reporting Person may at any time determine to realize on its investment in the shares of Common Stock through the sale of all or some of the shares. The Reporting Person owns approximately 62.8% of the Issuer's outstanding Common Stock. As a result, the Reporting Person is effectively in a position to control all matters going before a shareholder vote, including the composition of the board of directors.

        (b).    Not applicable.

        (c).    Not applicable.

        (d).    Not applicable.

        (e).    Not applicable.

        (f).    Not applicable.

        (g).    Not applicable.

        (h).    Not applicable.

        (i).    Not applicable.

        (j).    Other than as described above, the Reporting Person currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Page 8 of 9 Pages

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b).    As a result of the transactions described in Item 3 above, the Reporting Person may be deemed to be the beneficial owner of 25,522,273 shares of Common Stock, which includes the derivative right under Warrant A and Warrant B to acquire an aggregate of 1,700,000 shares of Common Stock. Those shares of Common Stock beneficially owned by the Reporting Person constitute approximately 62.8% of the total issued and outstanding Issuer Common Stock, based on the 38,971,489 shares of Common Stock outstanding as of March 6, 2002, plus the addition of derivative shares that would be issued pursuant to the exercise of Warrant A and Warrant B. The Reporting Person may be deemed to have the sole power to vote these shares of Common Stock. Furthermore, the Reporting Person could be considered the beneficial owner of 216,571 shares held as collateral (the "Collateral Shares") for a promissory note due from Mr. McAuley (the "Note"). Pursuant to an agreement between the Reporting Person and Mr. McAuley, any sale of Issuer stock by the Reporting Person will be proportionately allocated among the shares owned by the Reporting Person and the Collateral Shares, with a portion of the proceeds from the sale of the Collateral Shares being applied to the Note.

        (c).    To the knowledge of the Reporting Person, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

        (d).    To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

        (e).    Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than as set forth below and the Collateral Shares held by the Reporting Person as collateral for a note from Mr. McAuley, as discussed in Items 3 and 5, which are incorporated herein by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

        Slough Estates plc, a United Kingdom public limited liability company, wholly owns Slough Trading Estate Limited, a United Kingdom limited liability company, which wholly owns Slough Estates USA Inc., which is the majority shareholder of Tipperary Corporation. Each of Messrs. Douglas Kramer and Marshall Lees is a director of Tipperary Corporation, Slough Estates USA Inc., Slough Trading Estate Limited, and Slough Estates plc. Additionally, Mr. Lees is the Chief Executive Officer of Slough Estates USA Inc.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed as exhibits:

        1.    Prospectus for Rights Offering, filed October 26, 2001, File No. 333-59052 (incorporated herein by reference).

        2.    Joint Filing Agreement, dated August 15, 2002.

Page 9 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 15, 2002
SLOUGH ESTATES USA INC.
	By:	/s/ MARSHALL D. LEES Marshall D. Lees President
SLOUGH TRADING ESTATE LIMITED
	By:	/s/ DEREK R. WILSON Derek R. Wilson Chief Executive
SLOUGH ESTATES plc
	By:	/s/ DEREK R. WILSON Derek R. Wilson Chief Executive

SCHEDULE A

Executive Officers and Directors of the Reporting Person

The following tables set forth the name, business address, and present principal occupation or employment of each executive officer and director of the Reporting Person.

Name and Business Address	Position(s) Held with Slough Estates USA Inc.	Position(s) Held with Slough Trading Estate Limited	Position(s) Held with Slough Estates plc	Principal Business Occupation
David A. Arthur Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Director		Chartered Surveyor Director, Slough Trading Estate Business Watch Limited

Stephen M. Bailey Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Director	Senior Manager, Investment Property	Chartered Surveyor

Lord Blackwell c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Non-Executive Director	Non-Executive Director: Dixons Group plc; The Corporate Services Group plc Chairman, Smartstream Technologies Ltd. Senior Advisor, KPMG Corporate Finance

Jack A. Hasen Slough Estates USA Inc., 444 N. Michigan Avenue, Suite 3230, Chicago, IL 60611	Director			Retired

John A. N. Heawood Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Director	Executive Director	Chartered Surveyor

Stephen L. Howard c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Non-Executive Director	Director and Chief Executive Officer, Cookson Group plc Non-Executive Director, Novar plc

Philip N. Jackson c/o 342 Edinburgh Avenue, Slough, SL1 4TU, England		Director	Senior Manager, Slough Heat & Power Limited	Managing Director, Association of Independent Electricity Producers Limited

Sir Gordon Jewkes, KCMG c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Non-Executive Director

Richard D. Kingston Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Director	Executive Director and Financial Director	Accountant Director, Shopping Centres Limited

Douglas Kramer Draper & Kramer, Inc., 33 West Monroe St., Ste 1900, Chicago, Illinois 60603	Director and Non-Executive Chairman		Non-Executive Director	Chairman, Draper & Kramer, Incorporated Director, Tipperary Corporation

Marshall D. Lees Slough Estates USA Inc., 444 N. Michigan Avenue, Suite 3230, Chicago, IL 60611	Chief Executive Officer, President, and Director		Executive Director	Director, Tipperary Corporation Chief Executive Officer and President, Slough Estates Canada

The Rt. Hon. Lord MacGregor of Pulham Market, OBE c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Non-Executive Director	Non-Executive Director: Associated British Foods plc; Uniq Plc and Friends Provident; European Supervisory Board of DAF Trucks NV, Netherlands

Sir Nigel Mobbs Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Chairman of the Board and Executive Director	Non-Executive Chairman, Bovis Homes Group PLC Chairman, Webley Task Force Non-Executive Director: Barclays Bank PLC; Howard de Walden Estates

Paul Orchard-Lisle, CBE TD DL c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Deputy Chairman and Non-Executive Director	Europa Capital Partners Limited Director, Cushman & Wakefield, Healey & Baker Finance Limited

John R. Probert c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Secretary	Secretary	Chartered Secretary

David E. F. Simmons Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Director	Executive Director	Director, Woodside Hill Investments Limited

Derek R. Wilson Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England	Director	Chief Executive Officer and Director	Chief Executive Officer and Executive Director	Non-Executive Director: Candover Investments plc; Westbury plc

I. W. Finlay Heron's Hill 2025 Sheppard Avenue East, Suite 4106, Toronto, Ontario M2J 1V7			Senior Manager, Canada

Peter H. Fritts Slough Estates USA Inc., 444 N. Michigan Avenue, Suite 3230, Chicago, IL 60611	Assistant Secretary

W. E. Hens c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Senior Manager, Belgium and France

T. C. Mant c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Treasurer

William Rogalla Slough Estates USA Inc., 444 N. Michigan Avenue, Suite 3230, Chicago, IL 60611	Vice President—Development

H. E. Rogers c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Senior Manager, Construction

Randall W. Rohner Slough Estates USA Inc., 444 N. Michigan Avenue, Suite 3230, Chicago, IL 60611	Chief Financial Officer, Vice President, Treasurer, and Secretary

M. L. Taylor c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Senior Manager, Retail	Chartered Surveyor

U. Titz c/o Slough Estates plc, 234 Bath Road, Slough, SL1 4EE, England		Senior Manager, Germany

M. Wilson c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Senior Manager, Development	Chartered Surveyor

QuickLinks

  ITEM 1. SECURITY AND ISSUER
  ITEM 2. IDENTITY AND BACKGROUND
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 4. PURPOSE OF TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
SCHEDULE A Executive Officers and Directors of the Reporting Person